UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON D.C. 20549

FORM 8-K

CURRENT REPORT PURSUANT
TO SECTION 13 OR 15(D) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): February 23, 2015



DOLLAR TREE, INC.
(Exact name of registrant as specified in its charter)

VIRGINIA
(State or Other Jurisdiction of Incorporation)

0-25464	26-2018846
(Commission File Number)	(I.R.S. Employer Identification No.)

500 Volvo Parkway
Chesapeake, VA 23320
(Address of Principal Executive Offices and Zip Code)

(757) 321-5000
(Registrant's Telephone Number, Including Area Code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 7.01. Regulation FD Disclosure.

On February 23, 2015, Dollar Tree, Inc. issued a press release regarding the Company's participation in the Raymond James 36th Annual Institutional Investors Conference on March 2, 2015. A copy of the press release is attached to this Form 8-K as Exhibit 99.1 and is incorporated herein by this reference.

The information contained in this item is being furnished to the Securities and Exchange Commission. Such information shall not be deemed "filed" for purposes of Section 18 of the Securities and Exchange Act of 1934 or otherwise subject to the liabilities of that Section. The information shall not be deemed incorporated by reference into any registration statement or other document filed pursuant to the Securities Act of 1933, except as expressly set forth by specific reference in such filing.

Item 9.01. Financial Statements and Exhibits.

(d)   Exhibits.

99.1   Press release dated February 23, 2015 issued by Dollar Tree, Inc.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

DOLLAR TREE, INC.

Date: February 24, 2015

By: /s/ Kevin S. Wampler

Kevin S. Wampler

Chief Financial Officer

EXHIBITS

Exhibit 99.1 -   Press release dated February 23, 2015 issued by Dollar Tree, Inc.

Exhibit 99.1



DOLLAR TREE, INC. TO PRESENT AT RAYMOND JAMES
36th ANNUAL INSTITUTIONAL INVESTORS CONFERENCE

CHESAPEAKE, Va. - February 23, 2015 - Dollar Tree, Inc. (NASDAQ: DLTR), North America's leading operator of discount variety stores selling everything for $1 or less, today announced its participation in the Raymond James 36th Annual Institutional Investors Conference on March 2, 2015. Bob Sasser, Chief Executive Officer, Kevin Wampler, Chief Financial Officer, and Randy Guiler, Vice President - Investor Relations, will attend this conference.

The Company's 30-minute presentation will begin at 8:05 a.m. EST on March 2, 2015. A webcast of the presentation will be available on the Company's website at http://www.dollartreeinfo.com/investors/news/events/, and an archive of the webcast will be accessible for seven days.

Dollar Tree, a Fortune 500 Company, operated 5,282 stores across 48 states and five Canadian provinces as of November 1, 2014. Stores operate under the brands of Dollar Tree, Dollar Tree Canada, and Deals. To learn more about the Company, visit www.DollarTree.com.

CONTACT:
Dollar Tree, Inc.
Randy Guiler, 757-321-5284
Vice President, Investor Relations
www.DollarTree.com